June 12, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Telephone: (202) 942-8088

Ladies and Gentlemen:

Meritage Homes Corporation (“Meritage”) is this day filing with the Securities and Exchange Commission (the “Commission”) amendment number 1 a registration statement on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to $300,000,000 aggregate principal amount of its 7% Senior Notes due 2022. Meritage proposes to offer these new notes in exchange for a like principal amount of its 7% Senior Notes due 2022, which were previously offered and sold in a transaction exempt from the registration requirements of the Securities Act. The new notes are being registered in reliance upon the position of the Commission’s staff enunciated in Exxon Capital Holdings Corporation (avail. May 13, 1988), Morgan Stanley & Co. Incorporated (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993).

In accordance with the position of the Commission’s staff enunciated in Morgan Stanley & Co. Incorporated, Meritage represents that it has not entered into any arrangement or understanding with any person to distribute the new notes to be issued in the exchange offer and, to the best of Meritage’s information and belief, each person participating in the exchange offer will be acquiring the new notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in a distribution of the new notes. In this regard, Meritage represents that it will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that any holder of old notes using the exchange offer to participate in a distribution of the new notes (a) cannot rely on the Staff’s position enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Meritage further represents that with respect to any broker-dealer that participates in the exchange offer with respect to the old notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with Meritage or with an affiliate to distribute the new notes. Meritage acknowledges that any such secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Additionally, in accordance with the Staff’s position enunciated in Shearman & Sterling, Meritage (a) will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities, and who receives new notes in exchange for those old notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (which may be the exchange off prospectus so long as it contains a plan of distribution with respect to those resale transactions) in connection with any resales of those new notes and (b) will include in the letter of transmittal accompanying the exchange offer prospectus the following additional provision:

If the [exchange offeree] is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of those new notes.

The letter of transmittal also will include a statement to the effect that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

MERITAGE HOMES CORPORATION

By:	/s/ Larry W. Seay
Name:	Larry W. Seay
Title:	Executive Vice President, Chief Financial Officer and Assistant Secretary

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